U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                           FORM 10-SB

           GENERAL FORM FOR REGISTRATION OF SECURITIES
                    OF SMALL BUSINESS ISSUER
Under Section 12(b) or (g) of the Securities Exchange Act of 1934


            DR. CHRISTOPHER'S ORIGINAL FORMULAS INC.
         (Name of Small Business Issuer in its charter)


            Nevada                          87-0639002
(State or Other Jurisdiction of           (IRS Employer
Incorporation or Organization)         Identification No.)


           311 North Freedom Blvd., Provo, Utah 84601
      (Address of Principal Executive Offices and Zip Code)

Issuer's Telephone Number:  (801) 373-8978


Securities to be registered under Section 12(b) of the Act:  None


Securities to be registered under Section 12(g) of the Act:

                 Common Stock, Par Value $0.001

                        TABLE OF CONTENTS

ITEM NUMBER AND CAPTION                                     Page

Part I

1.    Description of Business                                   3

2.    Management's  Discussion and  Analysis  or  Plan  of     10
      Operations

3.    Description of Properties                                12

4.    Security Ownership of Certain Beneficial Owners  and     13
      Management

5.    Directors, Executive Officers, Promoters and Control     14
      Persons

6.    Executive Compensation                                   15

7.    Certain Relationships and Related Transactions           15

8.    Description of Securities                                16

Part II

1.   Market Price of and Dividends on the Registrant's         17
       Common Equity and Related Stockholder Matters

2.   Legal Proceedings                                         17

3.   Changes in and Disagreements with Accountants             17

4.   Recent Sales of Unregistered Securities                   17

5.   Indemnification of Directors and Officers                 18

Part F/S  Financial Statements                                 18

Part III

1.   Index to Exhibits                                         18

2.   Description of Exhibits                                   18

                             PART I

                ITEM 1.  DESCRIPTION OF BUSINESS

General

     Dr. Christopher's Original Formulas, Inc., was formed as a New Jersey corporation in April 1966 under the name "University Graphics, Inc." It was engaged in the business of providing computerized photo typesetting and composition services to book publishers. Due to its inability to generate sufficient sales to support its operations, it sold substantially all of its assets in November 1997 and terminated active business operations. It remained dormant until April 2000, when it acquired Dr. Christopher's Original Formulas, Inc., a Utah corporation.

     In April 2000, Dr. Christopher's changed its name from University Graphics, Inc. to Dr. Christopher's Original Formulas, Inc., effected a reverse stock split in which stockholders received one share for every three shares owned, increased the authorized common stock to 50,000,000 shares, par value $0.001, issued 2,867,000 shares to acquire all of the issued and outstanding common stock of the Utah corporation, issued 1,200,000 shares to Robert Scott for a cash investment of $130,000, and issued 800,000 shares to Capital Holdings, Inc. in consideration for services rendered in effecting the acquisition. In connection with the acquisition, Dr. Christopher's transferred all of its assets related to its prior graphics business to a third party creditor and a former officer and director to settle all of its liabilities existing prior to the acquisition. Following these transactions there were 5,033,716 shares of Dr. Christopher's common stock outstanding. Since July 2000, Dr. Christopher's has been engaged in the business of marketing and distributing herbal dietary supplements and naturopathic remedies.

     As a result of filing this registration statement we are required to file with the Securities and Exchange Commission annual reports on Form 10-KSB, quarterly reports on Form 10-QSB, current reports of certain events on Form 8-K, and proxy and information statements disseminated to stockholders in connection with meeting of stockholders and other stockholder actions. Copies of these and any other materials we file with the Commission may be inspected without charge at the public reference facilities maintained by the Commission in:

     *    Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549;

     *    The Chicago Regional Office, Suite 1400, 500 West
          Madison Street, Citicorp Center, Chicago, Illinois
          60661; and

     *    The New York Regional Office, Suite 1300, 7 World Trade
          Center, New York, New York 10048.

     Copies of all or any part of our filings may be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the prescribed fees. The public may obtain information on the operation of the Public Reference

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Room by calling the SEC at 1-800-SEC-0330.  Our filings with the
Commission are also available through the SEC's Web site at http://www.sec.gov.

     The offices of Dr. Christopher's are located at 311 North
Freedom Blvd., Provo, Utah 84601, where our telephone number is
(801) 373-8978.

Industry overview

     We believe that the market for natural products and supplements is being driven by information in the mass media which continues to highlight the fact that American consumers are becoming increasingly disenchanted with and skeptical about many conventional medical approaches to disease treatment and growing consumer interest in and acceptance of natural and alternative therapies and products.

     We believe that public awareness of the positive effects of natural diet supplements and remedies on health has been heightened by widely publicized reports and medical research findings indicating a correlation between the consumption and use of a wide variety of natural supplements and remedies and the reduced incidence of certain diseases.

     We believe, although there can be no assurance, that the aging of the United States population, together with an increased focus on preventative and alternative health care measures, will continue to fuel increased demand for certain natural remedies and supplements. Management also believes that the continuing shift to managed healthcare delivery systems will place greater emphasis on disease prevention and health maintenance, areas with which natural health products are most identified.

Our products

     Under a revised marketing agreement dated July 1, 2000, and as amended May 14, 2001, we hold the exclusive world wide right to market and distribute all of the herbal formulations and remedies created by Dr. John R. Christopher and David Christopher. This consists of 143 naturopathic products composed entirely of herbal and other natural ingredients in capsule, syrup, glycerine, alcohol base, oil base, and ointment formulations. Consumers use certain products as dietary supplements to enhance general health. Other products are used to enhance the functioning of specific body organs and systems, such as, the liver and gall bladder, heart and circulatory system, nervous system, lungs and respiratory system, immune system, and thyroid and glandular system. We also sell products used to ameliorate the symptoms of certain ailments or injuries, including, cough, cold, headache, sleeplessness, cuts, bruises, and muscle and joint inflammation. While most of our products are intended for adult use, we sell ten products designed for children that are used for general health purposes and childhood maladies.

     We acquired a license for the marketing rights to our products from Christopher Enterprises, Inc. In addition to marketing rights to the products, we acquired the exclusive right to use the "Dr. Christopher's" name and the trademark "Dr.
Christopher's Original

                                4
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Formulas", which is the subject of a Federal trademark
application serial no. 76134154, to market the products. The license granted under the marketing agreement is for a term of five years. If our gross annual sales equal or exceed $7,630,000 in the fifth year of the license and we have otherwise complied with the terms of the marketing agreement, all of the marketing rights are automatically sold, transferred, and conveyed to Dr. Christopher's. We agreed to pay $450,000 for the marketing rights. Dr. Christopher's issued to Christopher Enterprises a promissory note in the principal amount of $450,000 bearing interest at the rate of five percent per annum that is due on June 30, 2003, as payment of the purchase price. We are further obligated to pay a monthly license fee of $8,333 over a term of ten years, provided that our obligation to make these payments ends if the marketing agreement is terminated before or at the five-year anniversary of the agreement. If at the five-year anniversary of the marketing agreement we have met the conditions for sale of the marketing rights to Dr. Christopher's, we are obligated to continue to make the monthly payments of $8,333 as payment for the purchase of the marketing rights.

     Under the marketing agreement we are obligated to maintain product quality and formulation consistent with the original formulas developed by Dr. John R. Christopher and David Christopher. We cannot market any new products under the Dr. Christopher name or trademarks without the prior approval of Christopher Enterprises, and we cannot use new images or variations of the Dr. Christopher name, likeness, and trademarks without the prior approval of Christopher Enterprises.

     Failure to comply with any of the terms and conditions of the marketing agreement could result in the loss of our marketing rights to the Dr. Christopher products and the right to use the Dr. Christopher name, likeness and trademarks in our business. The loss of these rights would likely result in a termination of our business operations.

Marketing strategy

     As retold in the November 2000 issue of "Total Health" magazine, Dr. John R. Christopher has a long history beginning in 1944 as a master herbalist who pursued the natural approach to achieving and maintaining good health. Through his long career he developed a national reputation as a natural healer. He founded the School of Natural Healing in Springville, Utah, which is now directed by his son, David Christopher, also a master herbalist. In the words of David Christopher as recited in the article about Dr. Christopher:

     With diseases on the rise, people are becoming disenchanted with modern medicine and turning toward a more traditional form of healthcare. I think that is where our school comes in. We teach about herbs and nutrition. None of the therapies we talk about have any of the terrible side effects that drugs do. That is the kind of medicine that people want; that is the kind of medicine people want to learn about.

     The line of Dr. Christopher formulas was marketed for 20 years by Nature's Way, a national manufacturer and distributor of health products. When the contract expired in 1998 and the rights reverted to Christopher Enterprises, we acquired the marketing rights. We believe the Dr. Christopher products have a long and well-established reputation that we intend to rely upon and promote in marketing our products.

     We believe the Dr. Christopher products are differentiated from other natural herb products on the basis of formulation.
Dr. Christopher's philosophy in creating his formulas is that the whole is greater than the parts, which means he used the whole herb rather than extracts of the active ingredients of the herb based on the belief that the whole herb is the most effective way of delivering to the body the benefits of the herb. We emphasize this holistic approach in our marketing of the products.

     At the present time we sell our products to approximately 15 distributors, 2,500 retail outlets, and directly to approximately 5,000 regular consumer customers through our telemarketing facility the "Herb Shop Connection." Product is sold to distributors at 40 percent of the suggested retail price, to retail outlets at 55 percent of suggested retail price, and to consumers at the suggested retail price. No one distributor or retail outlet accounts for more than 10 percent of our sales.

     We believe there are approximately 30 major national and regional distributors of herbal products and dietary supplements in the United States that supply retail and other outlets, of which we now sell to 15. Our objective is to focus on selling our product to distributors and reduce the number of retail outlets and consumers we sell product to. We have a sales staff of _14 persons who focus on distributor sales and service. In addition, we attend all major trade shows in the industry, advertise through trade magazines, and pursue direct sales contacts in an effort to obtain more distributors that handle our products. Although we advertise our products in natural health magazines in order to promote the Dr. Christopher's brand, our objective is not to increase the number of retail and consumer customers that we would sell to directly.

Product supply

     Under the marketing agreement with Christopher Enterprises we granted to Christopher Enterprises the first right to sell to us all of the Dr. Christopher products we sell so long as the price is comparable to the price we can obtain from third party suppliers and Christopher Enterprises can meet our quantity and delivery requirements. At present we are purchasing substantially all of the product we sell from Christopher Enterprises at cost plus $0.125 per bottle or item, which represents prices we believe are comparable with prices we could obtain elsewhere. Further, we have not encountered any difficulty in obtaining the quantity of product we require on a timely basis from Christopher Enterprises. Should it ever become necessary for us to obtain another supplier of product, we believe there are a number of manufacturers that could meet our needs.

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     We maintain an inventory of product estimated on the basis of past sales experience to be satisfactory for meeting our sales and delivery needs over a period of two months. In our limited 12 months of operation from July 1, 2000, we have found that approximately 80 percent of our inventory is sold and replaced every 35 days. The remaining 20 percent of our product inventory represents slower moving items with long shelf life that we ordinarily sell and replace every six months. We have not discovered any meaningful business or sales cycle during the year ended December 31, 2000, or the six-month period ended June 30, 2001. We receive product already bottled and labeled, so our handling of inventory is limited to pulling the number of bottles ordered and shipping to the distributor, retail outlet, or consumer customer.

Competition

     Dr. Christopher's competes with many companies that market and sell products similar to our own products. Some of the largest of these are Nature's Way, Inc., Nutrition for Life International, Inc., Nature's Sunshine, Inc., Herbalife International, Inc., Amway, and Rexall Sundown, Inc. Each of these companies is substantially larger than us and has significantly greater financial and personnel resources than Dr. Christopher's. Not all competitors market all types of products marketed by Dr. Christopher's, and some competitors market products and services in addition to those marketed by us. For example, some competitors are known for and are identified with sales of household cleaning and personal care products, and others are known for and are identified with sales of nutritional and dietary supplements. Our principal method of competition for the sale of products are the reputation Dr. Christopher formulas have established in the market over 20 years and differentiation of product formulation using Dr. Christopher's holistic approach.

Government regulation

     We believe that all of the Dr. Christopher products we sell are naturopathic formulations that do not require governmental approvals prior to marketing in the United States. The processing, formulation, packaging, labeling and advertising of such products, however, are subject to regulation by one or more federal agencies including the FDA, the Federal Trade Commission, the Consumer Products Safety Commission, and the Department of Agriculture. We do not manufacture any of our products, so we are only indirectly affected by regulation of processing, formulation, and packaging of products. As a marketing company, we are directly affected by labeling and advertising regulation. Dr. Christopher's activities are also subject to regulation by various agencies of the states and localities in which our products are sold.

     The FDA traditionally has been the main agency regulating the types of products sold by homeopathic and natural over-the-counter pharmaceutical firms. Official legal recognition of naturopathic formulations in the United States dates to the Federal Food, Drug and

Cosmetic Act of 1938. FDA regulation of herbal products focuses on their status as dietary supplements.

     In November 1991, the FDA issued proposed regulations designed to, among other things, amend its food labeling regulations. The proposed regulations met with substantial opposition. In October 1994, the "Dietary Supplement Health and Education Act of 1994" ("DSHEA") was enacted. Section 11 of the Dietary Supplement Law provided that the advance notice of proposed rule making by the FDA concerning dietary supplements was null and void. FDA regulations that became effective on June 1, 1994 require standard format nutrition labeling on dietary supplements. However, because the new Dietary Supplement Law also addresses labeling of dietary supplements, the FDA indicated that it would not enforce its labeling regulations until January 1, 1998.

     In January 2000, the FDA issued a final ruling, effective February 7, 2000, related to structure/function statements that may be claimed on dietary supplement product labels. The rule provides for clarification of when a structure/function claim may be made without prior FDA approval and when a claim constitutes disease related claims. The final rule provides for the adoption of previously issued language by the Nutrition Labeling and Education Act ("NLEA") for "disease or health related conditions" and among other things allows for express and implied disease claims to be made through the name of a product, through a statement about the formulation of a product, or through the use of pictures, vignettes, or symbols. The finalized rule now interprets DSHEA to permit structure/function claims for the effects of "natural states" or common conditions associated with natural states and may include such phrases as "maintains a healthy circulatory system." In addition, the FDA acknowledged permissible statements for minor pain, calming, upset stomach, etc., but not tied to any particular condition or symptom.

     Dr. Christopher's believes that the above finalized rule loosens the restrictions on its labeling of products regarding dietary supplements and structure/function claims provided that any such statements do not suggest that the supplement is intended to augment or replace a specific prescription drug or therapy for a disease. We further believe that our labeling, advertising, and product materials comply with these rules.

     We are not aware of any legal actions pending or threatened by the FDA or any other governmental authority against Dr.
Christopher's or Christopher Enterprises.

     Dr. Christopher's believes that it is in material compliance with all regulations applicable to it. Despite this belief, Christopher Enterprises or we may be found not to be in material compliance with existing regulations as a result of, among other things, the considerable interpretative and enforcement discretion given to regulators or misconduct by associates.
There can be no assurances that we will not be subject to inquiries and regulatory investigations or disputes and the effects of any adverse publicity resulting there from. Any assertion or determination that the Company or any of its associates are not in compliance with existing laws or regulations could have a material adverse effect on our business and results of operations. In addition, the adoption of new laws or regulations or changes in the

                                8
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interpretation of existing laws or regulations could generate negative publicity and/or have a material adverse effect on the our business and results of operations. Dr. Christopher's cannot determine the effect, if any, that future governmental regulations or administrative orders may have on our business and results of operations.

Employees

     As of June 30, 2001, Dr. Christopher's employed a total of 25 persons, including 5 executives, 14 in sales, 4 in shipping and 2 clerical employees. None of the its employees is represented by a labor union. We have not experienced any work stoppages and believes that our relations with our employees are good.

    ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
                            OPERATION

Overview

     Dr. Christopher's is engaged in the business of selling to distributors, retail outlets, and individual consumers herbal dietary supplements and remedies intended to enhance general health, improve body organ and system function, or ameliorate symptoms of specific ailments. Our marketing strategy is based on promoting the long standing reputation of Dr. John R. Christopher and his herbal formulations. We sell our products to distributors, retail outlets, and to consumer customers. We plan on focusing our marketing efforts on distributors based on our belief that distributors sell to a substantial majority of the retail and other outlets for herbal dietary supplements and remedies in the United States, which will enable us to sell substantially more product and generate greater revenues. We further believe that increased sales through distributors coupled with reduced sales directly to retail outlets and consumers will increase our profit because of operational cost savings we believe will result from not having to service a large number of retail outlets and consumers.

     We acquired our marketing rights to the Dr. Christopher products under a revised marketing agreement dated July 1, 2000, with Christopher Enterprises. Consequently, our primary business of distributing herbal dietary supplements and remedies began at that time. At present and for at least the next year, our focus will be on promoting the Dr. Christopher's brand and increasing sales through our marketing effort to distributors. In the future we may consider adding other products to our line to diversify our product offerings, but under the marketing agreement we are prohibited from adding new products marketed under the Dr. Christopher's brand without the prior approval of Christopher Enterprises. If we are unable to obtain such approval for any future products, we may consider acquiring or establishing a new brand name for selling these products.

     In July 2000, we purchased from Christopher Enterprises accounts receivable for $131,007, by issuing to Christopher Enterprises a promissory note bearing interest at the rate of 5 percent per annum that is due July 1, 2003. We also purchased certain finished inventory and equipment for $246,197, by issuing to Christopher Enterprises a promissory note bearing

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interest at the rate of 5 percent per annum that is due July 1,
2003. We subsequently determined that certain of the equipment will not be useful in our business and reconveyed it to Christopher Enterprises in April 2001, in consideration of a $54,085 reduction in the original promissory note.

Results of Operations - Year Ended December 31, 2000 and Six
Months Ended June 30, 2001

     Sales for the year ended December 31, 2000, were $1,455,968, and were $1,791,503 for the six months ended June 30, 2001. At the least, we expect our sales will remain at the same level during the last six months of 2001 as the first six months, which should result in a substantial increase in total sales for 2001 over 2000. This increase is attributable to internally generated increases in sales, primarily to distributors of natural health products. Our cost of goods was $805,163, or 55.3 percent of sales, for the year ended December 31, 2000, and was $1,110,826 or 61.8 percent of sales for the six-month period ended June 30, 2001. We do not expect any material change in cost of goods as a percentage of sales during the remainder of 2001.

     Total operating expenses were $895,128 for the year ended December 31, 2000. This included $379,079 in general and administrative expenses and $505,677 in marketing expenses. For the six months ended June 30, 2001, total operating expenses were $1,047,530. During the first six months of the current year we continued to make significant expenditures for marketing in the amount of $670,795 in an effort to increase sales to distributors and enhance the Dr. Christopher's brand. We believe these expenditures are a direct cause of our increased rate of sales over the first six months of the year. General and administrative expenses were $366,910 for the six months ended June 30, 2001, and we expect these expenses will increase over the remainder of 2001 to support increased sales levels.

     For 2000 interest income was $13,148, interest expense was $20,088, and we realized an extraordinary gain of $99,083 from the cancellation of liabilities in connection with the acquisition, which we do not expect to recur. During the first six months of 2001, interest income was $2,233 and interest expense was $22,936. A substantial portion of our interest expense, approximately $19,813 in 2000 and $20,359 in the six months ended June 30, 2001, is attributable to three promissory notes we issued to Christopher Enterprises in July 2000, to acquire our marketing rights and certain other assets of Christopher' Enterprises.

     As a result of the above factors, the net loss for the year ended December 31, 2000, was $152,180, or a loss per share of $0.03. For the six months ended June 30, 2001, the net loss was $387,556, or $0.077 per share.

Liquidity and Capital Resources

     As of June 30, 2001, Dr. Christopher's had working deficit of $131,906, as compared to working capital of $252,393 at December 31, 2000. During the six months ended June 30, 2001, our operations used $60,140 of cash, as compared to $1,897 of net cash provided by

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operations in 2000.  We believe our sales will generate
sufficient cash internally to fund our operations, including our marketing expenditures, over the next year.

     At June 30, 2001, Dr. Christopher's had $1,254,885 of long term liabilities of which $773,119 represents the aggregate principal amount of promissory notes payable to Christopher Enterprises that are due July 1, 2003. Our current plan is to use cash generated from operations to repay these obligations when they come due.

     In March 2001, we obtained a $100,000 line of credit secured by personal assets of our president. The line of credit is intended for emergency uses only, and we do not foresee any need to use the line of credit at the present time. Advances under the will line of credit will accrue interest at the rate of prime rate plus two percent per annum.

Forward-looking statements

     All statements, other than statements of historical fact, which address activities, actions, goals, prospects, or new developments that Dr. Christopher's expects or anticipates will or may occur in the future, including such things as expansion and growth of its operations and other such matters are forward-looking statements. Any one or a combination of factors could materially affect our operations and financial condition. These factors include the competitive pressures, success or failure of marketing programs, changes in pricing and availability of products, legal and regulatory initiatives affecting the dietary supplement industry, and conditions in the capital markets. Forward-looking statements made by Dr. Christopher's are based on knowledge of its business and the environment in which it operates as of the date of this registration statement. Because of the factors listed above, as well as other factors beyond its control, actual results may differ from those in the forward-looking statements.

               ITEM 3.  DESCRIPTION OF PROPERTIES

     Dr. Christopher's leases approximately 5,000 square feet of office space from an unrelated party at 311 North Freedom Blvd., Provo, Utah 84601, at a monthly rental rate of $5,084. The lease expires February 28, 2002. We have an option to purchase the building in which our offices are located at a price equal to the outstanding mortgage, which was $400,000 at June 30, 2001. We can exercise the option at any time prior to the expiration of our lease. At the present time we do not intend to exercise the option and purchase building.

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  ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                           MANAGEMENT

     The following table sets forth as of June 30, 2001 the number and percentage of the 5,033,716 shares of outstanding common stock, par value $0.001 which, according to the information supplied to the Company, were beneficially owned by
(i) each person who is currently a director of the Company, (ii) each executive officer, (iii) all current directors and executive officers of the Company as a group and (iv) each person who, to the knowledge of the Company, is the beneficial owner of more than 5% of the outstanding Common Stock. Except as otherwise indicated, the persons named in the table have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable.

  Name and Address         Amount of          Percent of Class
of Beneficial Owner   Beneficial Ownership     of Common Stock

Robert C. Scott (1)        3,567,000                70.86
547 Alpine Drive
Elk Ridge, Utah 84651

Douglas M. Olsen (1)        100,000                 1.97
997 East Maple Drive
Spanish Fork, Utah 84660

James R. Jeppson (1)        100,000                 1.97
1272 East 810 South
Alpine, Utah  84004

John Chymboryk (2)          575,000                 11.42
5882 S. 900 E., Suite 202
Salt Lake City, Utah 84121

Kip Eardley (2)             676,667                 13.44
5882 S. 900 E., Suite 202
Salt Lake City, Utah 84121

Capital Holdings, Inc.(2)   475,000                 9.44
5882 S. 900 E., Suite 202
Salt Lake City, Utah 84121

Officers and
Directors                  3,767,000                74.84
  as a Group

(1)  Each of these persons is an officer and director.

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

(2) John Chymboryk owns 100,000 shares of record. Kip Eardley owns 201,667 shares of record. In addition, Messrs. Chymboryk and Eardley are the owners of Capital Holdings, Inc., which owns 475,000 shares of record, and may be deemed to have voting or investment control with respect to such shares.

  ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
                             PERSONS

Directors and Officers

     The following table sets forth the names, ages, and positions with Dr. Christopher's for each of the directors and officers.

Name                Age  Positions (1)                  Since

Robert C. Scott     52   President and Director        January 2000

Douglas M. Olsen    29   Vice President and Director   January 2000

James R. Jeppson    57   Secretary,   Treasurer   and  January 2000
                         Director

     All directors hold office until the next annual meeting of stockholders and until their successors are elected and qualify. Officers serve at the discretion of the Board of Directors. We have no Board committees and do not expect to form any committees until our operations increase. The following is information on the business experience of each director and officer.

     Robert C. Scott was employed at Beneficial Life Insurance Company from 1983 to December 1999. Mr. Scott began employment as a sales agent. In 1986, he was promoted to middle manager and then senior sales manager, which position Mr. Scott held until he retired in December 1999.

     Douglas M. Olsen was employed from January 1993 to January 1999 as an internal sales manager by MMS International, a distributor of herbal products. He served as a sales manager for Independence Distributors from January 1999 to August 1999, when he returned to MMS International as an internal sales manager until he became an officer and director of Dr. Christopher's in January 2000.

     James R. Jeppson was the president and owner of Compuloan
Originations, Inc., from 1995 to January 1997. From January 1997 to January 2000 he was self-employed as a consultant on business management and operations.

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

                 ITEM 6.  EXECUTIVE COMPENSATION

Annual compensation

     The following table sets forth information regarding annual and long-term compensation for services rendered on behalf of the Company for the fiscal year ended December 31, 2000, of those persons who were either (i) the chief executive officer of the Company during the last completed fiscal year or (ii) one of the other four most highly compensated executive officers of the Company whose annual salary and bonuses exceeded $100,000.

Name and Principal                                  Long Term
Position                   Annual Compensation     Compensation

                   Year  Salary   Bonus    Other Annual    Options/
                           ($)     ($)    Compensation      SARs (#)

Robert C. Scott     2000  72,000   -0-         -0-          -0-
President

Douglas M. Olsen    2000  48,000   -0-         -0-          -0-
Vice President

James R. Jeppson    2000  60,000   -0-         -0-          -0-
Secretary/Treasurer

Employment agreements

     Under employment agreements with our operating subsidiary dated July 1, 2000, Robert Scott is employed by the operating subsidiary as President and Chief Executive Officer and James R. Jeppson is employed as a Vice President and Chief Operating Officer. Each of the employment agreements is for an initial term of two years, and is subject to renewal by mutual agreement of the parties. Robert Scott is entitled to receive annually a salary of $108,000, car allowance of $25,000, $10,000 toward the premium on life insurance coverage with a death benefit of $4,500,000, $5,000 toward the premium on medical and dental insurance, and $24,000 for retirement. James R. Jeppson is entitled to receive annually a salary of $96,000, car allowance of $20,000, $8,000 toward the premium on life insurance coverage with a death benefit of $3,000,000, $4,000 toward the premium on medical and dental insurance, and $24,000 for retirement.

     There is no formal employment agreement in place with Mr.
Olsen. However, the Company has agreed to pay him a salary of $4,000 per month or 3% of his gross sales if gross such percentage is greater than $4,000.

Stock options

      The following table sets forth certain information with respect to grants of stock options during 2000 to the Named
Executive Officers.

                                                % of Total
                                  Number of    Options/SARs
                                 Securities     Granted to
                                 Underlying    Employees in     Exercise or      Expiration
Name and Principal Position   Options Granted   Fiscal Year    Base Price ($/Sh)     Date
Robert Scott                       500,000          100%            $1.00         July 2010
  President

Douglas M. Olsen                     -0-             -0-              -0-             -0-
  Vice President

James R. Jeppson                     -0-             -0-              -0-             -0-
 Secretary/Treasurer

      The following table sets forth certain information with respect to unexercised options held by the Named Executive
Officers. No outstanding options held by the Named Executive Officers were exercised in 2000 or during the first six months of 2001.

                      Number of Securities         Value of Unexercised
                   Underlying Unexercised Options  In-the-Money Options
                      at Fiscal Year End (#)     At Fiscal Year End($)(1)
Name and Principal        Exercisable/               Exercisable/
Position                 Unexercisable              Unexercisable

Robert Scott              -0-/ 500,000                  -0-/ -0-
  President

Douglas M. Olsen            -0-/-0-                    -0-/-0-
  Vice President


___________________________________________

(1) This value is determined on the basis of the difference between the fair market value of the securities underlying the options and the exercise price at June 30, 2001. The fair market value of Dr. Christopher's common stock at June 30, 2001, is determined by the average of the bid and asked prices on that date, which was $0.25 per share.

2000 Stock Incentive Plan

     The purpose of the 2000 Stock Incentive Plan is to provide directors, officers, employees, and consultants with additional incentives by increasing their ownership interests in Dr. Christopher's. Directors, officers, and other employees of Dr. Christopher's and its subsidiaries are eligible to participate in the plan. In addition, awards may be granted to consultants providing valuable services to Dr. Christopher's. As of June 30, 2001, Dr. Christopher's and its affiliates employed approximately 25 individuals who are eligible to participate in the plan. A committee of the board or the entire board grants awards under the plan. Awards may include incentive stock options, non-qualified stock options, and stock awards.

     The committee or the Board of Directors has discretion to determine the terms of a plan award, including the type of award, number of shares or units covered by the award, option price, term, vesting schedule, and post-termination exercise period or payment. Notwithstanding this discretion: (i) the option price per share of common stock may not be less than the lesser of the book value per share or 50 percent of the fair market value per share at the time of grant, (ii) in the case of an incentive stock option, may not be less than fair market value at the time of grant or 110 percent of the fair market if the option is an incentive stock option granted to a stockholder owning more than 10% of the combined voting power of all classes of the stock of Dr. Christopher's (a "10% stockholder"); and (iii) the term of any incentive stock option may not exceed 10 years, or five years if the option is granted to a 10% stockholder. As of June 30, 2001, awards in the form of stock options to purchase a total of 500,000 shares were outstanding under the plan.

     A maximum of 1,000,000 shares of common stock may be subject to outstanding awards, determined immediately after the grant of any award under the plan. Shares of common stock, which are attributable to awards that have expired, terminated, or been canceled or forfeited during any calendar year, are available for issuance or use in connection with future awards.

     The Board of Directors approved the plan on July 1, 2000, and the stockholders of Dr. Christopher's also approved the plan on July 1, 2001. The plan expires on July 1, 2004. The Board of Directors may amend the plan without the consent of the stockholders, except that stockholder approval is required for any amendment that materially increases the aggregate number of shares of stock that may be issued under the plan or materially modifies the requirements as to eligibility for participation in the plan.

     ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Dr. Christopher's Original Formulas, Inc., was formed as a New Jersey corporation in April 1966 under the name "University Graphics, Inc." It was engaged in the business of providing computerized photo typesetting and composition services to book publishers. Due to its inability to generate sufficient sales to support its operations, it sold substantially all of its assets in November 1997 and terminated active business operations. It remained dormant until April 2000, when it acquired Dr. Christopher's Original Formulas, Inc., a Utah corporation. In connection with the acquisition, Dr. Christopher's transferred all of its assets related to its prior graphics business to a third party creditor and Jeffrey M. Barrie, a former officer and director, to settle all of its liabilities existing prior to the acquisition. These assets consisted primarily of a note receivable from a third party with a remaining principal balance at the time of the transaction of approximately $330,000. The portion of this note receivable allocated to Mr. Barrie was $140,000. In exchange for this transfer of assets, Mr. Barrie cancelled approximately $75,000 of liabilities owed by Dr. Christopher's to Mr. Barrie for unpaid compensation and funds advanced to or for the benefit Dr. Christopher's.

     Concurrently with the acquisition, Dr. Christopher's issued 1,200,000 shares to Robert Scott, an officer and director, for a cash investment of $130,000, and issued 800,000 shares to Capital Holdings, Inc., a principal stockholder, in consideration for services rendered in effecting the acquisition.

     On July 1, 2000, Robert Scott, president and a director, borrowed $53,667 from Dr. Christopher's. A promissory note was issued with an interest rate of 8% per annum. The entire principal balance and interest thereon is due on July 1, 2002. At June 30, 2001, the accrued interest on the loan was $4,379.

               ITEM 8.  DESCRIPTION OF SECURITIES

Common stock

     We are authorized to issue up to 50,000,000 shares of common stock with a par value of $0.001, of which 5,033,716 shares are issued and outstanding. The holders of common stock are entitled to one vote per share on each matter submitted to a vote of stockholders. In the event of liquidation, holders of common stock are entitled to share ratably in the distribution of assets remaining after payment of liabilities, if any. Holders of common stock have no cumulative voting rights, and, accordingly, the holders of a majority of the outstanding shares have the ability to elect all of the directors. Holders of common stock have no preemptive or other rights to subscribe for shares. Holders of common stock are entitled to such dividends as may be declared by the board of directors out of funds legally available therefor.

     We anticipate that we will retain all of our future earnings, if any, for use in the operation and expansion of our business. We do not anticipate paying any cash dividends on our common stock in the foreseeable future.

Preferred stock

     We are authorized to issue up to 10,000,000 shares of preferred stock with a par value of $0.001. Our preferred stock may be issued in series, with such designations, preferences, stated values, rights, qualifications or limitations as determined solely by our board of directors. We have issued no shares of our preferred stock and have no plans for doing so at the present time.

Stock options

     We have reserved 1,000,000 shares of common stock for issuance to key employees, officers, directors and consultants upon the exercise of options available for grant under our 2000 Long-Term Stock Incentive Plan. The grant of an option under the Plan entitles the grantee to purchase shares of common stock at an exercise price established by our board of directors. We have granted no options under the plan.

Penny stock rules

     The Securities Exchange Act of 1934 and regulations promulgated thereunder place restrictions on trading activities in "penny stocks." Penny stocks are defined as equity securities priced under $5.00, which are not listed for trading on a national exchange or Nasdaq and are securities of issuers with a net tangible book value less than $2,000,000 (if in business for three years), a net tangible book value less than $5,000,000 (if in business less than three years), and average annual revenues less than $6,000,000 for the prior three years. The common stock of Dr. Christopher's is a penny stock under these criteria. Brokers dealing in penny stocks are subject to special rules of disclosure to their clients regarding the risks of penny stock transactions, current market price, and trading activity and compensation to the broker. In addition, brokers are required to determine the suitability of penny stock transactions for each of their clients and obtain from each client written consent to participation in penny stock transactions. These regulatory burdens discourage a number of brokers from becoming involved in a security until it is no longer a penny stock, which may adversely affect the depth and liquidity of any future market in the common stock of Dr. Christopher's.

                             PART II

   ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
          COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     Although quotations for Dr. Christopher's common stock appear on the "Pink Sheets" published by the National Quotation Bureau, there is no established trading market for the common stock. Quotations for our common stock first appeared in February 2001, and since that date transactions in the common stock can only be described as sporadic. Consequently, Dr. Christopher's is of the opinion that any published prices cannot be attributed to a liquid and active trading market and, therefore, are not indicative of any meaningful market value.

     The following table sets forth for the respective periods indicated the prices of the Dr. Christopher's common stock in the over-the-counter market, as reported and summarized by in the "Pink Sheets." Such prices are based on inter-dealer bid and asked prices, without markup, markdown, commissions, or adjustments and may not represent actual transactions.

  Calendar Quarter        High Bid ($)           Low Bid ($)
       Ended

March 31, 2001               0.25                  0.25
June 30, 2001                0.25                  0.25

     Since its inception, no dividends have been paid on our common stock. Dr. Christopher's intends to retain any earnings for use in its business activities, so it is not expected that any dividends on the common stock will be declared and paid in the foreseeable future.

     On June 30, 2001, there were 67 holders of record of the Company's Common Stock.

                   ITEM 2.  LEGAL PROCEEDINGS

     Neither Dr. Christopher's nor any of its officers, directors or holders of five percent or more of its common stock is a party to any material pending legal proceedings, and to the best of our knowledge, no such proceedings by or against Dr. Christopher's or its officers, directors or holders of five percent or more of its common stock have been threatened.

     ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     There have been no changes in or disagreements with accountants since the Company's organization.

        ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     In April 2000, Dr. Christopher's issued 2,867,000 shares to 6 persons to acquire all of the issued and outstanding common stock of Dr. Christopher's Original Formulas, Inc., a Utah corporation, issued 1,200,000 shares to Robert Scott for a cash investment of $130,000, and issued 800,000 shares to Capital Holdings, Inc. No broker-dealer participated in the transaction. All of the shares were issued in reliance on the exemption from registration set forth in Section 4(2) of the Securities Act of 1933.

       ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our company's charter provides that, to the fullest extent that limitations on the liability of directors and officers are permitted by the Nevada Revised Statutes, no director or officer of the company shall have any liability to the company or its stockholders for monetary damages. The Nevada Revised Statutes provide that a corporation's charter may include a provision which restricts or limits the liability of its directors or officers to the corporation or its stockholders for money damages except: (1) to the extent that it is provided that the person actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received, or (2) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. Our charter and bylaws provide that the company shall indemnify and advance expenses to its currently acting and its former directors and officers to the fullest extent permitted by the Nevada Revised Business Corporations Act, except for liability for (i) breach of duty of loyalty, (ii) acts or omissions not in good faith that involve intentional misconduct or knowing violation of law, (iii) for the payment of distributions to stockholders in violation of section 78.300 of the Nevada Revised Statutes, or (iv) for any transaction from which the director or officer derived an improper personal benefit.

     The charter and bylaws provide that we will indemnify our directors and officers and may indemnify our employees or agents to the fullest extent permitted by law against liabilities and expenses incurred in connection with litigation in which they may be involved because of their offices with Dr. Christopher's. However, nothing in our charter or bylaws of the company protects or indemnifies a director, officer, employee or agent against any liability to which he would otherwise be subject by reason of negligence or misconduct of the duties involved in the conduct of his office. To the extent that a director has been successful in defense of any proceeding, the Nevada Revised Statutes provide that he shall be indemnified against reasonable expenses incurred in connection therewith.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and is, therefore, unenforceable.

                            PART F/S
                      FINANCIAL STATEMENTS

     The financial statements of Dr. Christopher's appear at the end of this registration statement beginning with the Index to Financial Statements on page F-1.

                            PART III

                   ITEM 1.  INDEX TO EXHIBITS
                ITEM 2.  DESCRIPTION OF EXHIBITS

     Copies of the following documents are included as exhibits to this report.

Exhibit  Title of Document                             Location
 No.

 2.1   Agreement and Plan of Exchange between          Attached
       University  Graphics,  Inc.,  and  Dr.
       Christopher's
       Original  Formulas, Inc., dated  March
       16, 2000

 2.2   Asset Transfer Agreement with Addendum          Attached
       and Assignment of Loan Documents between University Graphics, Inc., Jeffrey M. Barrie, and Highland Associates dated March 25, 2000

 2.3   Plan of Merger between  Dr. Christopher's       Attached
       Original  Formulas, Inc. (New Jersey), and Dr.
       Christopher's Original Formulas,  Inc. (Nevada)
       Dated June 20, 2001

 3.1   Articles of Incorporation                       Attached

 3.2   By-Laws                                         Attached

10.1   Revised and Restated Marketing  Rights          Attached
       Agreement
       Dated July 1, 2000

10.2   Addendum to Marketing Rights Agreement          Attached
       Dated May 14, 2001

10.3   Promissory Note in the principal amount of      Attached
       $450,000 payable to Christopher Enterprises dated July 1, 2000

10.4   Assignment of Receivables dated July 1, 2000    Attached

10.5   Promissory Note in the principal amount of      Attached
       $131,007 payable to Christopher Enterprises dated July 1, 2000

10.6   Assignment of inventory and equipment dated     Attached
       July 1, 2000

10.7   Promissory Note in the principal amount of      Attached
       $246,197 payable to Christopher Enterprises dated July 1, 2000

10.8   Assignment of inventory and equipment from Dr.  Attached
       Christopher Original Formulas, Inc. to
       Christropher Enterprises dated April 1, 2001

10.9   Employment Agreements with Robert Scott         Attached
       Dated July 1, 2000

10.10  Employment Agreement with James R. Jeppson      Attached
       Dated July 1, 2000

10.11  2000 Stock Incentive Plan Adopted July 1, 2000  Attached

10.12  Stock  Incentive Agreement with Robert Scott    Attached
       Dated July 1, 2000

                           SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

                         Dr.  Christopher's  Original Formulas, Inc.


Date: August 13, 2001     By: /s/ Robert Scott
                             Robert Scott, President

     In accordance with the Exchange Act, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


Dated: August 13, 2001        /s/ Robert Scott
                               Robert Scott, Director


Dated: August 13, 2001       /s/Douglas M. Olsen
                               Douglas M. Olsen, Director


Dated: August 13, 2001       /s/ James R. Jeppson
                               James R. Jeppson, Director

           DR. CHRISTOPHER'S ORIGINAL FORMULAS, INC.
          CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (Unaudited)

                       TABLE OF CONTENTS
                                                                  Page


Basis of Condensed Consolidated Financial Statement Presentation  F-2

Financial Statements:

     Condensed Consolidated Balance Sheet                         F-3

     Condensed Consolidated Statements of Operations              F-4

     Condensed Consolidated Statements of Cash Flows              F-5

     Notes to Condensed Consolidated Financial Statements         F-6

    (The remainder of this page is intentionally left blank)

            DR. CHRISTOPHER'S ORIGINAL FORMULAS, INC.
           CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (Unaudited)

       BASIS OF CONDENSED FINANCIAL STATEMENT PRESENTATION

The accompanying unaudited condensed financial statements, which include the accounts of Dr. Christopher's Original Formulas, Inc. (a New Jersey corporation) and subsidiaries, included herein have been prepared by the Company or the Registrant in accordance with generally accepted accounting principles for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. All significant intercompany transactions and balances have been eliminated in consolidation.

     In the opinion of the Company's management, all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the financial position of the Company as of June 30, 2001, and the results of its operations and changes in financial position for the six months ended June 30, 2001 and 2000 . The results of its operations for such interim periods is not necessarily indicative of the results to be expected for the entire year.



    (The remainder of this page is intentionally left blank)

            DR. CHRISTOPHER'S ORIGINAL FORMULAS, INC.
              CONDENSED CONSOLIDATED BALANCE SHEETS
                           (Unaudited)
                                                       June 30,
                                                            2001
               Assets
Current Assets:
     Cash                                         $       6,251
     Receivables                                         78,057
     Inventory                                          166,478
          Total current assets                          250,786
Property and Equipment:
     Leasehold improvements                              12,101
     Equipment                                           50,268
     Vehicles                                            11,337
     Accumulated depreciation                            (8,947)
          Net property and equipment                     64,759
Other Assets:
     Marketing rights agreement                         438,750
     Loans to shareholders                               58,046
          Total other assets                            496,796
          Total assets                            $     812,341
               Liabilities and Equity
Current Liabilities:
     Accounts payable                             $     240,228
     Accrued expenses                                    59,181
     Line of credit                                      83,283
          Total current liabilities                     382,692
Long Term Liabilities:
     Accrued franchise fees                             100,000
     Accrued interest                                    40,172
            Notes payable                               732,021
          Total long term liabilities                   872,193
          Total liabilities                           1,254,885
Equity:
     Common stock (Par value is $ .001 per share,
     50,000,000 shares authorized, 5,033,716
     issued & outstanding)                                5,034
     Contributed Capital                                174,785
     Retained earnings (deficit)
                         (622,363)
          Total equity                                 (442,544)
          Total liabilities and equity            $     812,341

 The accompanying Notes are an integral part of these financial statements.

            DR. CHRISTOPHER's ORIGINAL FORMULAS, INC
         CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                           (Unaudited)

                                          Six Months      Six Months
                                              Ended         Ended
                                           6/30/2001     6/30/2000

Operating Revenues
     Sales                             $    1,791,503   $    3,703
                                            1,791,503        3,703

Cost of Goods Sold                          1,110,826        7,705
     Gross Profit
                                              680,677       (4,002)

Operating Expenses
     General and administrative               366,910       65,887
     Marketing                                670,795       23,580
     Depreciation & amortization                9,825        2,891
                                            1,047,530       92,358

Operating income (loss)                      (366,853)     (96,360)

Other income (expenses)
     Interest income                            2,233            0
     Interest expense                         (22,936)           0
                                              (20,703)           0

Net Income (Loss)                      $     (387,556)  $  (96,360)

Income (Loss) per share
     Basic and Diluted                 $      (0.0770)  $  (0.0191)

Weighted average shares -
     Basic and Diluted                      5,033,716    5,033,716

  The accompanying Notes are an integral part of these financial statements.

            DR. CHRISTOPHER's ORIGINAL FORMULAS, INC.
         CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                           (Unaudited)
                                                    Six Months     Six Months
                                                       Ended         Ended
                                                     6/30/2001     6/30/2000
Cash flows from operating activities:
     Net income (loss)                              $ (387,556)   $  (96,360)
     Adjustments to reconcile operating income
     to net cash provided by operating activities:
          Depreciation and amortization expense          9,826         2,891
          Changes in current assets and liabilities:
             Receivables (increase) decrease            19,071             0
             Inventory (increase) decrease               5,987             0
             Other (increase) decrease                   2,856             0
             Accounts payable increase (decrease)      192,019           959
             Accrued expenses increase (decrease)       24,846             0
             Line of credit increase (decrease)         72,811             0
             Net cash provided (used) by
                operating activities                   (60,140)      (92,510)
Cash flows from investing activities:
     Capital expenditures                              (20,609)      (76,937)
     Interest on shareholder loan                       (2,233)            0
          Net cash provided (used) by
             investing activities                      (22,842)      (76,937)
Cash flows from financing activities:
     Reverse merger equity adjustment                        0         5,034
     Proceeds from issuance of common stock                  0       168,266
     Shareholder contributions                               0         6,519
     Franchise fees accrued                             50,000             0
     Interest accrued on notes payable                  20,359             0
          Net cash provided (used) from
             financing activities                       70,359       179,819
Net changes in cash                                    (12,623)       10,372
Cash, beginning                                         18,874             0
Cash, ending                                        $    6,251   $    10,372
Noncash transactions:
Store Inventory returned for credit
      on inventory note payable                     $   54,086

 The accompanying Notes are an integral part of these financial statements.

            DR. CHRISTOPHER'S ORIGINAL FORMULAS, INC.
                 NOTES TO CONDENSEDCONSOLIDATED
                      FINANCIAL STATEMENTS
                           (Unaudited)
NOTE 1 - SUMMARY OF ORGANIZATION & SIGNIFICANT ACCOUNTING POLICIES

A.  Organization

     The Company was incorporated under the laws of the State of New Jersey on June 22, 1966 with the name AUniversity Graphics, Inc.@ with authorized stock of 1,000 shares with a no par value. On September 23, 1968 the authorized common stock was increased to 1,500,000 shares with a par value of $.10 per share and on June 24, 1987 the authorized shares were increased to 5,000,000 shares with a par value of $.10.

     On April 12, 2000 the authorized common stock was increased to 50,000,000 shares with a par value $.001 per share in connection with a name change to Dr. Christopher's Original Formulas, Inc. and a reverse common stock split of three shares of outstanding stock for one share in preparation for the planned acquisition of a Utah Corporation by the same name.

     This report has been prepared showing after stock split shares from inception.

     Prior to 1998 the principal business activity of the Company was providing computerized illustration, typesetting, and electronic pre-press services to book and journal publishers.
The Company ceased operations and became inactive during 1997 and was considered to be a development stage company up until its acquisition of Dr. Christopher's Original Formulas, Inc. (a Utah Corporation).

     On April 7, 2000 the Company acquired Dr. Christopher's Original Formulas, Inc. (a Utah corporation organized 1/14/2000) in exchange for 2,867,000 of after split common shares of the Company. The Company's acquisition of Dr. Christopher's Original Formulas, Inc. (a Utah corporation) is being treated as a reverse acquisition.

     The Company has an exclusive marketing agreement with Christopher Enterprises, Inc., which has been in the herbal products business for over 28 years. The Company markets a complete line of natural herbal products.

B.  Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of Dr. Christopher's Original Formulas, Inc. and its subsidiaries. Inter-company balances and transactions have been eliminated in consolidation.

C.  Cash and Cash Equivalents

     Cash consists of amounts in demand and certificates of deposit. The Company considers

            DR. CHRISTOPHER'S ORIGINAL FORMULAS, INC.
                 NOTES TO CONDENSEDCONSOLIDATED
                      FINANCIAL STATEMENTS
                           (Unaudited)

all highly liquid investments maturing within three months to be cash equivalents.

D.  Inventory

     Inventories are carried at the lower of cost or market
(using a first-in, first-out method).

E.  Property and Equipment

     Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful
lives of the assets.   When assets are retired or otherwise
disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the income for the period. The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterments are capitalized.

F.  Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

G.  Accrued Compensated Absences

     The Company's policy is that all unused sick or vacation days lapse at the end of each calendar year.


NOTE 2 - RECEIVABLES

     Receivables consist of the following:

                                              6/30/2001

          Customer receivables                $ 138,606
          Allowance for doubtful accounts       (27,000)
          Factored receivables                  (33,552)
          Factor reserve                              3
          Net receivables                     $  78,057

     Factoring Agreement
     The Company has entered into a standard factoring agreement for use in securing short-

            DR. CHRISTOPHER'S ORIGINAL FORMULAS, INC.
                 NOTES TO CONDENSEDCONSOLIDATED
                      FINANCIAL STATEMENTS
                           (Unaudited)


term cash against Company customer invoices for growth and on-going operations. The terms of the agreement include the following:

     Maximum line of credit:                       $300,000
     Advance rate:                                      75%
     Discount rate:                                    1.5%
     Funds rate:                 Prime + 2%(currently 10.5%)
     Monthly Minimum:                              $  1,500
     Origination fee:                              $  4,500
     Term:                                        18 months
     Document fee:                                 $    500
     UCC Filing: Company assets will be required as collateral

     The Company is not obligated to factor any invoice.  The
Company intends only to factor sufficient invoices to provide a smooth supply of operating and growth cash. The monthly minimum fee is equivalent to $100,000 worth of invoices factored.


NOTE 3 - MARKETING RIGHTS AGREEMENT

     Effective July 1, 2000, the Company finalized an exclusive marketing rights agreement dated December 29, 1999 with Christopher Enterprises, Inc. The Company acquired exclusive marketing rights for $450,000 by issuing a note payable in the amount of $450,000. (see Note 6).

     Christopher Enterprises, Inc. transferred to the Company an exclusive right to sell, use, advertise and market all of Dr. Christopher's original formulas, all of David Christopher's formulas and products, and all other products currently being produced, marketed and/or sold by Christopher Enterprises, Inc. The Marketing Rights Agreement is for a five-year period based on annual increases in sales.

     The following is a schedule of marketing rights:

                                              6/30/2001
Original value                               $  450,000
Amortization term (years)                            40
Less amortization                               (11,250)
     Net Marketing Rights                    $  438,750

            DR. CHRISTOPHER'S ORIGINAL FORMULAS, INC.
                 NOTES TO CONDENSEDCONSOLIDATED
                      FINANCIAL STATEMENTS
                           (Unaudited)


NOTE 4 - LOAN TO SHAREHOLDER

     Before actually beginning operations on July 1, 2000, Robert
C. Scott, president and major shareholder borrowed $53,667 from the Company. A promissory note was issued with an interest rate of 8% per annum. The entire principal balance and interest thereon is due on July 1, 2002.

     Balance of note as of June 30, 2001 was:

               Principal                      $ 53,667
               Accrued interest                  2,146
               Balance at 12/31/2000            55,813
               Accrued interest                  2,233
               Balance at 6/30/2001           $ 58,046


NOTE 5 - CASCADE BUILDING LEASE & OPTION TO BUY

Lease
     On February 25, 2000, the Company entered into an agreement to lease the Cascade Building (311 N. Freedom Blvd., Provo, Utah) with an option to buy. Inception and expiration of the lease dates from March 1, 2000 to February 28, 2002 with no renewal options. Monthly lease payments are $5,055 with a deposit of $5,100.

     Future minimum rental payments:

               2001                         $ 30,330
               2002                           10,110
               Total                        $ 40,440



Option to Buy

     Per the Real Estate Purchase Contract signed and dated February 25, 2000, the Company has an option to buy the Cascade Building for the amount of the SBA Loan secured by the building from March 1, 2000 to February 28, 2002. The SBA loan amounted to $515,000 at the date of these financial statements.

            DR. CHRISTOPHER'S ORIGINAL FORMULAS, INC.
                 NOTES TO CONDENSEDCONSOLIDATED
                      FINANCIAL STATEMENTS
                           (Unaudited)
NOTE 6 - LONG-TERM DEBT

     Long-Term Debt consists of the following:

                                               6/30/2001
          Note payable - Marketing Rights         $ 450,000
          Note payable - Inventory purchase         151,014
          Note payable - Receivables purchase       131,007
                                                    732,021
          Less current portion                            0
                                                  $ 732,021

     The following is a schedule of note maturities by year at June 30, 2001:

                           Interest    Principal       Total
          2001             $       0   $        0    $         0
          2002                     0            0              0
          2003               121,483      732,021        853,504
          2004                     0            0              0
          2005                     0            0              0
          Thereafter               0            0              0
          Total            $ 121,483   $  732,021    $   853,504

     Descriptions of long-term debt follow:

     In order to acquire marketing rights, customer receivables and inventory from Christopher Enterprises, Inc. the Company issued the following promissory notes:

          The Company issued a promissory note to Christopher Enterprises, Inc. in the amount of $450,000 for the purchase of exclusive marketing rights. The note's principal and interest are to be retired on July 1, 2003. The interest rate is 5% per annum. The remaining principal balance at June 30, 2001 was $450,000 and accrued interest to date was $ 22,996.

The Company issued a promissory note to Christopher Enterprises, Inc. in the amount of $246,197 for the purchase of an inventory of finished product. The note's principal and interest are to be retired on July 1, 2003. The interest rate is 5% per annum. The two company stores were returned to Christopher Enterprises, Inc. on April 1, 2001 and the inventory returned was credited against this Note in the amount of $54,086. The remaining principal balance at June 30, 2001 was $151,014 and accrued interest to date was $ 10,481.

            DR. CHRISTOPHER'S ORIGINAL FORMULAS, INC.
                 NOTES TO CONDENSEDCONSOLIDATED
                      FINANCIAL STATEMENTS
                           (Unaudited)


          The Company issued a promissory note to Christopher Enterprises, Inc. in the amount of $131,007 for the purchase of customer receivables. The note's principal and interest are to be retired on July 1, 2003. The interest rate is 5% per annum. The remaining principal balance at June 30, 2001 was $131,007 and accrued interest to date was $ 6,695.


NOTE 7 - RELATED PARTY TRANSACTIONS

     See Note 4 - Loans to Shareholders

     The following contract labor payments were made to related parties during the start-up phase prior to engaging the marketing agreement with Christopher Enterprises, Inc.:

 James R. Jeppson  Board Member/Corp. Officer  $ 46,317
 Doug Olsen        Board Member/Corp. Officer  $ 22,073

     The following two owners of Christopher Enterprises, Inc.
(see Notes 3 and 8) are also shareholders of Dr. Christopher's
Original Formulas, Inc.:

                   Shares    Percent of total shares outstanding
 Norman Bacalla     100,000             2%
 Ruth Bacalla       100,000             2%


NOTE 8 - CONCENTRATION

     81% of finished products are bought from Christopher
Enterprises, Inc. which represents 77% of cost of goods sold.
See also notes 1, 3 and 6 regarding the Company's relationship with Christopher Enterprises, Inc.


NOTE 9 - LINE OF CREDIT

     As of March 26, 2001, the Company has been approved for a new $100,000 line of credit secured by personal assets of the Company's president, Robert Scott. The balance at June 30, 2001 was $83,283.

            DR. CHRISTOPHER'S ORIGINAL FORMULAS, INC.
                 NOTES TO CONDENSEDCONSOLIDATED
                      FINANCIAL STATEMENTS
                           (Unaudited)


NOTE 10 -  FTC REQUIREMENTS

     As of March 26, 2001, the Federal Trade Commission (FTC) is requiring the Company's major supplier, Christopher Enterprises, to cease manufacturing and selling internally ingested products that use the herb comfrey. Although the Company can not be certain of the impact this requirement will have on it, the Company believes that substitute herbs are readily available and that such substitutions will be acceptable to consumers. Approximately 7% of the Company's products could be impacted by this new requirement. The Company does not believe this new requirement will impact it adversely.


    (The remainder of this page is intentionally left blank)

           DR. CHRISTOPHER'S ORIGINAL FORMULAS, INC.
               CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000


                       TABLE OF CONTENTS
                                                             Page

Independent Auditors' Report                                 F-14

Financial Statements:

     Consolidated Balance Sheet                              F-15

     Consolidated Statement of Operations                    F-16

     Consolidated Statement of Shareholders' Equity          F-17

     Consolidated Statement of Cash Flows                    F-18

     Notes to Consolidated Financial Statements              F-19


    (The remainder of this page is intentionally left blank)

                  INDEPENDENT AUDITORS' REPORT


To Dr. Christopher's Original Formulas, Inc.:

We have audited the accompanying consolidated balance sheet of Dr. Christopher's Original Formulas, Inc. (a New Jersey corporation) and subsidiaries as of December 31, 2000 and the related consolidated statements of income, shareholders' equity and cash flows the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dr. Christopher's Original Formulas, Inc. as of December 31, 2000, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

The C.P.A. Network, LLC
Orem, Utah
March 25, 2001

    (The remainder of this page is intentionally left blank)
            DR. CHRISTOPHER'S ORIGINAL FORMULAS, INC.
                   CONSOLIDATED BALANCE SHEET
                        December 31, 2000
               Assets
Current Assets:
     Cash                                   $    18,874
     Receivables                                 97,128
     Inventory                                  226,551
     Other                                        2,856
          Total current assets                  345,409
Property and Equipment:
     Leasehold improvements                       5,000
     Equipment                                   36,760
     Vehicles                                    11,337
     Accumulated depreciation                    (4,746)
          Net property and equipment             48,351
Other Assets:
     Marketing rights agreement                 444,375
     Loans to shareholders                       55,813
          Total other assets                    500,188
          Total assets                       $  893,948
          Liabilities and Equity
Current Liabilities:
     Accounts payable                        $   48,209
     Accrued expenses                            34,335
     Line of credit                              10,472
          Total current liabilities              93,016
Long Term Liabilities:
     Accrued franchise fees                      50,000
     Accrued interest                            19,813
     Notes payable                              786,107
          Total long term liabilities           855,920
          Total liabilities                     948,936
Equity:
 Common stock (Par value is $ .001 per share,
  50,000,000 shares authorized, 5,033,716
  issued & outstanding)                           5,034
     Contributed Capital                        174,785
     Retained earnings (deficit)               (234,807)
          Total equity                          (54,988)
          Total liabilities and equity       $  893,948

The Auditors' Report & accompanying Notes are an integral part of these financial statements.

            DR. CHRISTOPHER'S ORIGINAL FORMULAS, INC.
              CONSOLIDATED STATEMENT OF OPERATIONS
              For the Year Ended December 31, 2000




Operating Revenues
     Sales                                   $    1,455,968
                                                  1,455,968

Cost of Goods Sold                                  805,163
     Gross Profit                                   650,805

Operating Expenses
     General and administrative                     379,079
     Marketing                                      505,677
     Depreciation & amortization                     10,372
                                                    895,128

Operating income (loss)                            (244,323)

Other income (expenses)
     Gain                                            99,083
     Interest income                                 13,148
     Interest expense                               (20,088)
                                                     92,143

Net Income (Loss)                           $      (152,180)

Income (Loss) per share
     Basic and Diluted                      $       (0.0302)

Weighted average shares -
     Basic and Diluted                            5,033,716

The Auditors' Report & accompanying Notes are an integral part of these financial statements.

            DR. CHRISTOPHER'S ORIGINAL FORMULAS, INC.
                     CONSOLIDATED STATEMENT
                     OF SHAREHOLDERS' EQUITY
              For the Year Ended December 31, 2000

                                                        Additional    Retained
                                    Common Stock         Paid -In     Earnings
                                 Shares       Amount      Capital    (Deficit)
Balance at December 31, 1999    1,238,139   $   1,238    $ 663,925   $(747,790)
   Acquisition                  2,867,000       2,867
   Acquisition                  1,200,000       1,200
   Acquisition                    800,000         800
   Cancellations               (1,071,450)     (1,071)
   Fractional share adjustment         27           0
   Merger adjustments                                     (663,925)    665,163
   Common stock issuance                                   168,266
  Shareholder contributions                                  6,519
   Net income (loss)                                                  (152,180)
Balance at December 31, 2000    5,033,716   $   5,034    $ 174,785   $(234,807)

The Auditors' Report & accompanying Notes are an integral part of these financial statements.

            DR. CHRISTOPHER'S ORIGINAL FORMULAS, INC.
              CONSOLIDATED STATEMENT OF CASH FLOWS
              For the Year Ended December 31, 2000

Cash flows from operating activities:
     Net income (loss)                               $     (152,180)
     Adjustments to reconcile operating income
     to net cash provided by operating activities:
          Depreciation and amortization expense              10,372
          Allowance for doubtful accounts                    27,000
          Changes in current assets and liabilities:
             Receivables (increase) decrease                  6,879
             Inventory (increase) decrease                   19,646
             Other (increase) decrease                       (2,856)
             Accounts payable increase (decrease)            48,209
             Accrued expenses increase (decrease)            34,355
             Line of credit increase (decrease)              10,472
             Net cash provided (used) by
                operating activities                          1,897
Cash flows from investing activities:
     Capital expenditures                                   (53,097)
     Loan to shareholder                                    (55,813)
          Net cash provided (used) by
             investing activities                          (108,910)
Cash flows from financing activities:
     Reverse merger equity adjustment                         3,070
     Pre merger gain on liquidation of
       assets & liabilities                                 (99,083)
     Proceeds from issuance of common stock                 168,266
     Shareholder contributions                                6,519
     Franchise fees accrued                                  50,000
     Principal paid on notes payable                        (41,098)
     Interest accrued on notes payable                       19,813
          Net cash provided (used) from
             financing activities                           107,487
Net changes in cash                                             474
Cash, beginning                                              18,400
Cash, ending                                          $      18,874
Noncash transactions:
Marketing rights acquired by issuing note payable     $     450,000
Customer receivables acquired by issuing note payable $     131,007
Inventory acquired by issuing note payable            $     246,197

The Auditors' Report & accompanying Notes are an integral part of these financial statements.

            DR. CHRISTOPHER'S ORIGINAL FORMULAS, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000
NOTE 1 - SUMMARY OF ORGANIZATION & SIGNIFICANT ACCOUNTING
POLICIES

A.  Organization

     The Company was incorporated under the laws of the State of New Jersey on June 22, 1966 with the name "University Graphics, Inc." with authorized stock of 1,000 shares with a no par value. On September 23, 1968 the authorized common stock was increased to 1,500,000 shares with a par value of $.10 per share and on June 24, 1987 the authorized shares were increased to 5,000,000 shares with a par value of $.10.

     On April 12, 2000 the authorized common stock was increased to 50,000,000 shares with a par value $.001 per share in connection with a name change to Dr. Christopher's Original Formulas, Inc. and a reverse common stock split of three shares of outstanding stock for one share in preparation for the planned acquisition of a Utah Corporation by the same name.

     This report has been prepared showing after stock split shares from inception.

     Prior to 1998 the principal business activity of the Company was providing computerized illustration, typesetting, and electronic pre-press services to book and journal publishers.
The Company ceased operations and became inactive during 1997 and was considered to be a development stage company up until its acquisition of Dr. Christopher's Original Formulas, Inc. (a Utah Corporation).

     On April 7, 2000 the Company acquired Dr. Christopher's Original Formulas, Inc. (a Utah corporation organized 1/14/2000) in exchange for 2,867,000 of after split common shares of the Company. The Company's acquisition of Dr. Christopher's Original Formulas, Inc. (a Utah corporation) is being treated as a reverse acquisition.

     The Company has an exclusive marketing agreement with Christopher Enterprises, Inc., which has been in the herbal products business for over 28 years. The Company markets a complete line of natural herbal products.

B.  Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of Dr. Christopher's Original Formulas, Inc. and its subsidiaries. Inter-company balances and transactions have been eliminated in consolidation.

C.  Cash and Cash Equivalents

     Cash consists of amounts in demand and certificates of deposit. The Company considers all highly liquid investments maturing within three months to be cash equivalents.

            DR. CHRISTOPHER'S ORIGINAL FORMULAS, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000
     D.  Inventory

     Inventories are carried at the lower of cost or market
(using a first-in, first-out method).

E.  Property and Equipment

     Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful
lives of the assets.   When assets are retired or otherwise
disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the income for the period. The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterments are capitalized.

F.  Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

G.  Accrued Compensated Absences

     The Company's policy is that all unused sick or vacation days lapse at the end of each calendar year.


NOTE 2 - RECEIVABLES

     Receivables consist of the following:

          Customer receivables                $ 124,128
          Allowance for doubtful accounts       (27,000)
          Net receivables                     $  97,128


NOTE 3 - MARKETING RIGHTS AGREEMENT

     Effective July 1, 2000, the Company finalized an exclusive marketing rights agreement dated December 29, 1999 with Christopher Enterprises, Inc. The Company acquired exclusive marketing rights for $450,000 by issuing a note payable in the amount of $450,000. (see Note 6).

     Christopher Enterprises, Inc. transferred to the Company an exclusive right to sell, use, advertise and market all of Dr. Christopher's original formulas, all of David Christopher's formulas and products, and all other products currently being produced, marketed and/or sold by

            DR. CHRISTOPHER'S ORIGINAL FORMULAS, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000
Christopher Enterprises, Inc. The Marketing Rights Agreement is for a five-year period based on annual increases in sales.

     The following is a schedule of marketing rights at December
31, 2000:

Original value                                   $  450,000
Amortization term (years)                                40
Less 6 months amortization                           (5,625)
     Net Marketing Rights                        $  444,375


NOTE 4 - LOAN TO SHAREHOLDER

     Before actually beginning operations on July 1, 2000, Robert
C. Scott, president and major shareholder borrowed $53,667 from the Company. A promissory note was issued with an interest rate of 8% per annum. The entire principal balance and interest thereon is due on July 1, 2002.

     Balance of note as of December 31, 2000 was:

               Principal            $ 53,667
               Accrued interest        2,146
                                    $ 55,813


NOTE 5 - CASCADE BUILDING LEASE & OPTION TO BUY

Lease
     On February 25, 2000, the Company entered into an agreement to lease the Cascade Building (311 N. Freedom Blvd., Provo, Utah) with an option to buy. Inception and expiration of the lease dates from March 1, 2000 to February 28, 2002 with no renewal options. Monthly lease payments are $5,055 with a deposit of $5,100.

     Future minimum rental payments:

               2001                         $ 60,660
               2002                           10,110
               Total                        $ 70,770

Option to Buy
     Per the Real Estate Purchase Contract signed and dated
February 25, 2000, the Company has an option to buy the Cascade
Building for the amount of the SBA Loan secured by the

            DR. CHRISTOPHER'S ORIGINAL FORMULAS, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000
building from March 1, 2000 to February 28, 2002. The SBA loan amounted to $515,000 at the date of these financial statements.


NOTE 6 - LONG-TERM DEBT

     Long-Term Debt consists of the following at December 31, 2000:

          Note payable - Marketing Rights          450,000
          Note payable - Inventory purchase        205,100
          Note payable - Receivables purchase      131,007
                                                   786,107
          Less current portion                           0
                                                $  786,107

     The following is a schedule of note maturities by year:

                        Interest      Principal        Total
          2001         $       0    $         0     $        0
          2002                 0              0              0
          2003           126,883        786,107        912,990
          2004                 0              0              0
          2005                 0              0              0
          Thereafter           0              0              0
          Total        $ 126,883    $   786,107     $  912,990

     Descriptions of long-term debt follow:

     In order to acquire marketing rights, customer receivables and inventory from Christopher Enterprises, Inc. the Company issued the following promissory notes:

          The Company issued a promissory note to Christopher Enterprises, Inc. in the amount of $450,000 for the purchase of exclusive marketing rights. The note's principal and interest are to be retired on July 1, 2003. The interest rate is 5% per annum. The remaining principal balance at December 31, 2000 was $450,000 and accrued interest to date was $ 11,342.

          The Company issued a promissory note to Christopher Enterprises, Inc. in the amount of $246,197 for the purchase of an inventory of finished product. The note's principal and interest are to be retired on July 1, 2003. The interest rate is 5% per annum. The remaining principal balance at December 31, 2000 was $205,100 and accrued interest to date was $ 5,169.

            DR. CHRISTOPHER'S ORIGINAL FORMULAS, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000

          The Company issued a promissory note to Christopher Enterprises, Inc. in the amount of $131,007 for the purchase of customer receivables. The note's principal and interest are to be retired on July 1, 2003. The interest rate is 5% per annum. The remaining principal balance at December 31, 2000 was $131,007 and accrued interest to date was $ 3,302.

NOTE 7 - RELATED PARTY TRANSACTIONS

     See Note 4 - Loan to Shareholder

     The following contract labor payments were made to related parties during the start-up phase prior to engaging the marketing agreement with Christopher Enterprises, Inc.:

James R. Jeppson   Board Member/Corp. Officer  $ 46,317
Doug Olsen         Board Member/Corp. Officer  $ 22,073

     The following two owners of Christopher Enterprises, Inc.
(see Notes 3 and 8) are also shareholders of Dr. Christopher's
Original Formulas, Inc.:

                      Shares    Percent of total shares outstanding
   Norman Bacalla     100,000               2%
   Ruth Bacalla       100,000               2%


NOTE 8 - CONCENTRATION

     81% of finished products are bought from Christopher
Enterprises, Inc. which represents 77% of cost of goods sold.
See also notes 1, 3 and 6 regarding the Company's relationship with Christopher Enterprises, Inc.


NOTE 9 - SUBSEQUENT EVENTS

A.  New Line of Credit

     As of March 26, 2001, the Company has been approved for a new $100,000 line of credit secured by personal assets of the
Company's president, Robert Scott.   According to the Company's
management, this line of credit is intended for use in an
emergency only.   Consequently, use of this line of credit is not
foreseen at this time.

            DR. CHRISTOPHER'S ORIGINAL FORMULAS, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000

B.  Factoring Agreement

     As of the writing of these notes, the Company is finalizing a standard factoring agreement for use in securing short-term cash against Company invoices for growth and on-going operations.
The terms of the agreement include the following:

     Maximum line of credit:                           $300,000
     Advance rate:                                           75%
     Discount rate:                                         1.5%
     Funds rate:                     Prime + 2% (currently 10.5%)
     Monthly Minimum:                                  $  1,500
     Origination fee:                                  $  4,500
     Term:                                            18 months
     Document fee:                                     $    500
     UCC Filing:   Company assets will be required as collateral

     The Company is not obligated to factor any invoice.  The
Company intends only to factor sufficient invoices to provide a smooth supply of operating and growth cash. The monthly minimum fee is equivalent to $100,000 worth of invoices factored.

C.  FTC REQUIREMENTS

     As of March 26, 2001, the Federal Trade Commission (FTC) is requiring the Company's major supplier, Christopher Enterprises, to cease manufacturing and selling internally ingested products that use the herb comfrey. Although the Company cannot be certain of the impact this requirement will have on it, the Company believes that substitute herbs are readily available and that such substitutions will be acceptable to consumers. Approximately 7% of the Company's products could be impacted by this new requirement. The Company does not believe this new requirement will impact it adversely.


    (The remainder of this page is intentionally left blank)